October 30, 2001


VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: CitiFunds Premium Trust (filing relates only to Citi Premium Liquid Reserves) (File Nos. 33-28844 and 811-5812)

Ladies and Gentlemen:

        On behalf of our client, CitiFunds Premium Trust (the "Trust"), we request the withdrawal of the filing of the Post-Effective Amendment No. 16 to the Trust's Registration Statement on Form N-1A under the Securities Act of 1933 (the "Securities Act") on October 18, 2001, accession number 0000950156-01-500427, as the filing is duplicative of a filing submitted earlier on that same date. This filing on EDGAR form type AW replaces and supercedes the filing on EDGAR form type RW, dated October 19, 2001, accession number 0000950156-01-500438.

        Please call Mari Wilson at 617-951-8381 or the undersigned at 617-951-8029 with any questions relating to this request.

                                     Sincerely,

                                     /s/ Michelle R. Kohlmeier

                                     Michelle R. Kohlmeier

cc:      Mari Wilson
         Elizabeth Belanger